United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 EXCERPT OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING On March 10, 2021, at 2:00 pm, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman, Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Lucio Azevedo, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo and Toshiya Asahi. Mr. Luiz Gustavo Gouvêa was present as Governance Secretary of Vale. Thus, the Board of Directors approved the following: “LIST OF CANDIDATES TO THE BOARD OF DIRECTORS (ORDINARY SHAREHOLDERS MEETING 2021) – Mr. Pedro Parente (Coordinator), Alexandre Gonçalves Silva and José Maurício Coelho, members of the Nomination Committee, discuss each of the names to be proposed to make up a list of candidates to the Board of Directors, as well as provide the following clarifications to the Board of Directors: (a) regarding the appointment of Mr. Clinton James Dines, highlighted the nominee’s remarkable knowledge of China and the mining business, two extremely critical topics for Vale’s business strategy, and that, in line with the recommendation of the Compliance area of Vale Company, his tenure as a Board Member will take place on 08/01/2021, when he will no longer occupy the position of Board Member at Zanaga Iron Ore Company - an association of a competitor of Vale for a project venture; (b) with respect to the appointment of Mrs. Elaine Dorward-King, who has notable experience in Risk and Safety Management, Mining and Environmental, Social and Governance (“ESG”), it was clarified that she currently holds the position of Director in 4 other publicly held companies (smaller than Vale), and that recently she left her executive duties to dedicate herself completely to the role of director, being, therefore, within the parameters recommended by proxy advisors for dedication to the functions of director of management at Vale; (c) regarding the appointment of Ms. Maria Fernanda dos Santos Teixeira, emphasized that, in addition to the competencies in ESG, the candidate has experience in the area of technology and as coordinator in the Audit Committee, which may add an important value for the Board and for the Company; (d) with respect to the nomination of Mr. Ollie Oliveira, emphasized that the candidate has solid experience in corporate finance and strategy in the mining area, is a chartered accountant and chartered management accountant, also occupying a position in the Audit Committee, including as chair, in international companies. In addition, they explained that the position currently held by him at Antofagasta PLC does not bring structural conflict with the Company as determined by Vale's Compliance area; (e) Mr. José Luciano Duarte Penido, Murilo César Lemos dos Santos Passos, Roger Allan Downey and Sandra Maria Guerra de Azevedo are independent candidates who have already made an important contribution to the Company in the current management; and (f) emphasized that the choice of Mr. Eduardo de Oliveira Rodrigues Filho, Fernando Jorge Buso Gomes, José Mauricio Pereira Coelho and Ken Yasuhara, non-independent candidates, followed the evaluation process, interviews and that the profile of each one is appropriate to the matrix of competence and the necessary professional experience. After discussing the matter, the Board of Directors approved the following Nomination Committee proposals to be submitted to the Ordinary Shareholders Meeting of the company, scheduled to April 30, 2021: (i) to establish the composition of the Board of Directors at 13 (thirteen) effective members and one alternate member, being certain that, among the members of the Board of Directors, 01 (one) effective member and his alternative will be elected in a separated vote, by the Company’ s group of employees; (ii) the list of candidates to compose the Board of Directors for the term from 2021 to 2023, as follows: (ii.a) as independent members Messrs. Clinton James Dines, Elaine Dorward-King, José Luciano Duarte Penido, Maria Fernanda dos Santos Teixeira, Murilo César Lemos dos Santos Passos, Manuel Lino Silva de Sousa Oliveira (Ollie Oliveira), Roger Allan Downey and Sandra Maria Guerra de Azevedo, and (ii.b) as non-independent members Messrs. Eduardo de Oliveira Rodrigues Filho, Fernando

LISTED COMPANY CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54 BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766 Jorge Buso Gomes, José Mauricio Pereira Coelho and Ken Yasuhara; (iii) to authorize that Mr. Clinton James Dines indicated above will only take office his position as an independent member of Vale’s Board of Directors on August 01,2021, after his disconnection from the current position of Director held at Zanaga Iron Ore Company; (iv) the appointment of Mr. José Luciano Duarte Penido to the position of Chairman of the Board of Directors; and (v) the appointment of Mr. Fernando Jorge Buso Gomes to the position of Vice-Chairman of the Board of Directors; all based on the Final Report of the Nomination Committee of Vale S.A., which is an integral part of these minutes as Exhibit I. The abstentions of Messrs. Marcelo Gasparino da Silva are recorded for items (iii) to (v), José Luciano Duarte Penido for item (iv) and Fernando Jorge Buso Gomes for item (v) above, as well as the contrary vote to Mr. Marcelo Gasparino da Silva for item (ii), pursuant to Exhibit II to these minutes.” I hereby attest that the item above reflects the decision taken by the Board of Directors. Rio de Janeiro, March 10, 2021. Luiz Gustavo Gouvêa Secretary

1 VALE S.A. NOMINATING COMMITTEE FINAL REPORT The official version of this Report and its Appendices is in the Portuguese language. In the event of any inconsistency between the Portuguese version and the English translation of this Report and its Appendices, the Portuguese version prevails. A versão oficial do Relatório e seus Apêndices é a versão em língua portuguesa. Em caso de qualquer divergência entre a versão traduzida para o inglês e a versão em língua portuguesa, a versão em língua portuguesa prevalecerá.

2 Version of March 9, 2021 TABLE OF CONTENTS I. INTRODUCTION: ................................................................................................. 4 a. Background .......................................................................................................... 5 b. Mission, Objectives and Scope of Operation of the Committee ...................... 6 c. Management Appointment Policy ...................................................................... 6 d. Ineligibility of Independent Members ............................................................... 7 e. The Committee’s Bylaws..................................................................................... 7 II. FORMATION AND COMPOSITION ................................................................. 8 a. Instruments of Formation of the Committee .................................................... 8 b. The Members of the Committee ......................................................................... 8 III. WORK PLAN AND MAIN STAGES ................................................................ 9 a. Presentation of the Plan ...................................................................................... 9 b. Preparation of the Competency Matrix (CM) and Related Activities ............ 9 c. Interviews with Current Board Members ....................................................... 17 d. Interviews with Top Executives ....................................................................... 17 e. Interviews with Reference Shareholders ......................................................... 18 f. Interviews with the other Main International Shareholders ......................... 19 g. Interviews with the other Main Brazilian Shareholders ................................ 22 h. Other Interviews ................................................................................................ 23 IV. COMMITTEE PROPOSALS ON SIGNIFICANT ISSUES IN PREPARING THE LIST OF MEMBERS FOR THE NEXT TERM OF OFFICE ....................... 26 a. Quantity of Board Members ............................................................................. 26 b. Term of office ..................................................................................................... 27 c. Distribution between non-Independent and Independent Members ............ 27 d. Chair and Vice Chair of the Board of Directors............................................. 30 i. Independent or Non-Independent ..................................................................... 30 ii. Time Dedicated to the Board............................................................................ 32 iii. Specific Skills for the Chair’s Function ........................................................... 33 iv. Form of Election of the Chair of the Board ..................................................... 35 e. Processes for Election of Board Members ....................................................... 35 f. Lead Independent Director .............................................................................. 39 i. The Function of a Lead Independent Director ................................................. 39 ii. Applicability to Vale ......................................................................................... 40 iii. Scope of Activity and Responsibilities .............................................................. 41 g. Diversity .............................................................................................................. 41 h. Existence of Alternates ...................................................................................... 42

3 Version of March 9, 2021 V PROPOSED LIST OF MEMBERS FOR NEXT TERM ................................. 44 a. Inputs Used for Gap Assessment ...................................................................... 44 b. Identified Competency Gaps ............................................................................ 44 c. Other Recommended Characteristics in Selecting New Members ............... 45 d. Assessment of the Recommended Renewal Pattern ....................................... 46 e. The Need for Head Hunters .............................................................................. 47 f. The Recruitment Work ..................................................................................... 47 g. Proposed List of Members for the Next Term ................................................ 49 h. Proposal for Chair of the Board ....................................................................... 50 i. Proposal for Vice-Chair of the Board .............................................................. 51 VI. ADDITIONAL RECOMMENDATIONS FROM THE COMMITTEE ...... 52 a. Number and duration of Board meetings ....................................................... 52 b. Committees – Quantity, Composition, and Leadership ................................. 52 c. Significant Issues in the Relationship between the Board and Executive Management .............................................................................................................. 53 d. Onboarding programs for new directors ........................................................ 54 e. Suggestions on Governance Improvements for Future Consideration ........ 54 VII. ACKNOWLEDGEMENTS .............................................................................. 55 APPENDIX I ................................................................................................................. 57 APPENDIX II ............................................................................................................... 58 APPENDIX III .............................................................................................................. 59 APPENDIX IV .............................................................................................................. 66 APPENDIX V ................................................................................................................ 67

4 Version of March 9, 2021 FINAL REPORT OF THE NOMINATING COMMITTEE I. INTRODUCTION: This report aims at presenting the results of the work carried out by the Nominating Committee of Vale S.A. (“Vale” or “Company”), appointed by the Board of Directors (“Board of Directors” or “Board”) at a meeting held on July 22, 2020, to propose improvements related to the structure, composition and competencies of Vale’s Board, and to submit a proposal for candidates for the next election of the Board. The Nominating Committee (“Committee” or “NC”) sought to base its findings on the best governance practices in the market. To that end, the Committee: (i) held meetings and/or interviews with board members and members of management, national and international reference shareholders of the Company, and other relevant institutions;1 (ii) obtained information and documents on the structure, composition, competencies and performance of the Board of Directors and members thereof; and (iii) examined and discussed the information and documents obtained from the Company’s Management. From August 10, 2020 to March 8, 2021, the Committee held or participated in a total of 149 meetings, including: 1. Committee Meetings: 35 2. Meetings with Vale consultants, during meetings of the Committee: 8 3. Meetings with the NC’s legal advisers, during meetings of the NC: 18 4. Meetings with Vale’s Board: 4 1 In all interviews the agreement was that individual positions would be kept confidential, without a formal record, recorded or written, in order to create the conditions for an open, productive and unrestricted conversation. To help support the rationale of its positions, the Committee considered it necessary to include in the report, in a consolidated and unidentified manner, the opinion of shareholders and other institutions contacted on important aspects of governance, as reported below in the report. Additionally, the Committee clarifies that it sought to faithfully reproduce the observations made by the participants of these interviews, but given that the interviews were not recorded, there may be inaccuracies or omissions in the reproduction. Finally, in light of the foregoing, these opinions should be understood as the Committee’s interpretation of what it heard, not as an official position of any of the interviewees.

5 Version of March 9, 2021 5. Meetings with Vale’s People and Governance Committee: 2 6. Meetings with Vale’s Board members: 14 7. Meetings with Vale executives: 8 8. Meetings with foreign shareholders: 9 9. Meetings with reference shareholders: 5 10. Meetings with other Brazilian shareholders: 7 11. Meeting with Proxy Agencies: 3 12. Meetings with head hunters, within NC meetings: a. Spencer Stuart: 13 b. Russel Reynolds: 13 13. Interviews with candidates: 9 14. Interview with a (non-Vale) investor (specialist in governance): 1. The conclusions described in this report reflect solely the independent judgment of the members of the Committee, and therefore do not represent the opinion of the Board of Directors or the other bodies of the Company’s Management. a. Background On August 14, 2017, a Shareholders’ Agreement was entered into between shareholders Litela Participações S.A., Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR, without provision for renewal, in order to provide stability to Company’s governance and adjust its corporate governance structure during the transition period to becoming a dispersed capital company. Looking forward, to the upcoming scenario of widely-dispersed stock ownership, at a meeting held on July 22, 2020, the Company’s Board of Directors approved the creation of the Committee to provide recommendations regarding the structure, size and competencies of the Board of Directors, which are essential factors in determining candidates to be presented at the 2021 Annual Shareholders’ Meeting, and particularly to nominate, in an independent manner, suitable candidates for Vale’s Board of Directors.

6 Version of March 9, 2021 On November 9, 2020, the aforementioned Shareholders’ Agreement expired, and the expected scenario came into being. b. Mission, Objectives and Scope of Operation of the Committee The Committee’s mission is to advise Vale’s Board of Directors, proposing improvements related to the structure, size and composition of the Board, in addition to recommending the required competencies and profiles, and potential candidates for members of the Board. These tasks aim at allowing Vale to benefit from different viewpoints and arguments, and a high-quality, secure decision-making process, in accordance with the best corporate governance practices. To achieve such objective, the NC’s scope of work covered: • assessing the alignment to the best corporate governance practices and proposing improvements regarding the structure, size and composition of the Board of Directors, as well as the balance of experience, knowledge and diversity of profiles, building on the Board’s last annual assessment , and based on interactions with the main institutional investors of Vale and on market research and assessments carried out by external consulting firms and institutions; and • defining the most appropriate Competency Matrix (“CM”) in view of the Company’s business and strategy and, based on such matrix, defining the desirable profile of candidates for the Board of Directors, according to criteria and guidelines established in Vale’s Management Appointment Policy. c. Management Appointment Policy On September 10, 2020, the revision of Vale’s Management Appointment Policy (Política de Indicação dos Administradores) was approved. The Policy must be complied with by the Company’s executive and advisory bodies, and desirable in the case of nominations that are submitted independently by shareholders to the General Meeting. According to said Management Appointment Policy, the members of the Committee must be appointed by Vale’s Board of Directors, and the Committee consists

7 Version of March 9, 2021 of three members, with experience and proven technical capacity in relation to the matters of the Committee. In addition, the Committee may also count on the support of external advisers, always in compliance with the policy. The Committee was created on the basis of article 15§1 of Vale’s Bylaws (Estatuto Social), which provides that the Board of Directors may create, whenever it deems necessary for its assistance, other committees in addition to the committees expressly provided for in the Company’s Bylaws. A majority of the members of the Committee must be independent and not part of the Board of Directors or other bodies of the company. One of the independent members is elected by the Committee itself, to be its Coordinator.2 The Policy also provides that the Chair of Vale’s Board of Directors will be part of the Committee and cannot be its Coordinator. d. Ineligibility of Independent Members To ensure impartial analysis by the Committee, it was determined that the Committee’s independent members may not be nominated for, or run for, positions as members of the Board of Directors at the General Meeting held to elect the members of Vale’s Board immediately following their mandate on the Committee. e. The Committee’s Bylaws On July 22, 2020, the Company’s Board of Directors approved the Committee’s Bylaws, which address, among other matters, its mission, its composition, the compensation of its members, management of its operations, its obligations, the duties and responsibilities of its members, and the evaluation of the members of the Committee. The members of the Committee examined the latest version of the Committee’s Bylaws, according to the changes incorporated into the text after the Committee’s regular 2 The coordinator of the Nominating Committee was chosen and approved by the Board of Directors, as it was the first Committee created in the context of a company without defined control, and before approval of the Management Appointment Policy.

8 Version of March 9, 2021 meeting on August 24, 2020. At that time, the members of the Committee considered that, in order to ensure greater independence to the body, the Committee should have sufficient operational independence and budget allocation to carry out its work effectively, based on the best corporate governance practices. The Committee therefore recommended the inclusion of another chapter in its Bylaws, providing for those prerogatives. This change allowed the Committee to engage the services of lawyers, consultants and experts, as well as other resources necessary for its work, all in accordance with Vale’s policies and internal standards, and the budget limit approved by the Board of Directors. The Committee’s Bylaws are filed at the Company’s principal place of business, under the care of Vale’s Corporate Secretary and Governance department (Secretaria de Governança). II. FORMATION AND COMPOSITION a. Instruments of Formation of the Committee As mentioned above, on July 22, 2020, the Company’s Board of Directors approved the creation of the Committee, consisting mostly of independent members, as explained below. The People and Governance Committee (Comitê de Pessoas e Governança) issued an opinion in favor of the creation of the Committee on July 15, 2020. b. The Members of the Committee On July 22, 2020, the Company’s Board of Directors approved the election of the following members to the Committee: • Mr. José Maurício Pereira Coelho, Vale’s Chair of the Board of Directors, as internal member; • Mr. Pedro Pullen Parente, as Coordinator and external and independent member; and

9 Version of March 9, 2021 • Mr. Alexandre Gonçalves Silva, as external and independent member. III. WORK PLAN AND MAIN STAGES a. Presentation of the Plan In view of the long list of tasks to be carried out to achieve the Committee’s ultimate objective, which is the presentation of the list of candidates for members of the Board for the 2021/23 term of office, the Committee drew up a Work Plan for 2020 and 2021 (Appendix I), starting in August 2020. In general terms, the plan comprised the following stages: a) preparation of the Competency Matrix (CM), the basic instrument for all the work carried out by the Committee, specifying the set of indispensable competences in the group of members of the Board of Directors for the 2021/2023 term of office, and a series of activities related to the CM, as detailed in the following section; and b) in order to obtain the information essential to carrying out its work, the Committee decided to hold meetings with several groups of Vale shareholders, with members of the board and management and other significant parties. The meetings were also included in the Work Plan and are described later in this report. The Work Plan was often reviewed by the Committee, and because of the very nature and originality of the process, it was seen as a dynamic instrument, which could be adapted to the circumstances, and to the findings of the interviews and the Committee’s work with its advisers. b. Preparation of the Competency Matrix (CM) and Related Activities

10 Version of March 9, 2021 As mentioned, the starting point of the Committee’s work was the preparation of the CM, designed to meet the present and future objectives of the Company, and to ensure that the consequences of recent critical events (Mariana and Brumadinho) are managed properly. The CM is found in Appendix II. A benchmarking for the Board of Directors’ competencies (Appendix III) was also performed, presenting a comparative view of six Brazilian companies (BR, BRF, Fleury, MRV, Natura and Suzano) considered to be references in corporate governance and having international operations, along with the three main international mining companies (Anglo American, Rio Tinto and BHP), against Vale’s current governance practices. The Committee then evaluated the practices of these companies, focusing on two main elements. First, sought to identify the main competencies emphasized in other companies in the mining industry. Second, looked for the main elements of diversity, adopted by Brazilian companies, in the organization of their own boards of directors. In addition to drawing up the CM itself, a series of related tasks were carried out, as described in more detail in this section, namely: a) Consistency test between the competencies identified in the CM and the main risk groups of the company; b) Assessment of the current composition of the Board with a view to determining the degree of coverage of the competencies identified in the CM; and c) Identification of gaps in competencies, to be sought in new members for the Board, as shown in Section V-B. Given the complexity and scope of the work necessary to prepare the CM, the Committee decided to hire external consultants to support it in this matter. With the help of the Company’s management, and after interviewing potential consultants, the Committee opted to engage the Boston Consulting Group (“BCG”), whose final report is filed at the Company’s principal place of business.

11 Version of March 9, 2021 Throughout October 2020, the BCG collaborated with the Committee, in order to: • present best practices for the formation of Boards of Directors, regarding the required competencies and the diversity elements for the Boards of Directors; • assist in the preparation of the CM for the Board of Directors, with a view to selecting the new composition for the Board, based on Vale’s Strategy and on a number of contextual challenges and constraints; • evaluate the composition of the current Board of Directors, based on the CM, and identify any gaps to be filled; • understand Vale’s main elements of risk and assess whether the approved CM is consistent with supervision of the main risks listed; and • propose and recommend a composition of the Board in proportions that are desirable according to the CM. Several elements were considered by the Committee in drawing up the Company’s CM, such as: • the set of circumstances that reflect the present and future situation of the Company and the challenges the Company faces; • key competencies consistently observed in other mining companies; • the five levers of action set out in Vale’s strategy; • the specificities and particularities of Vale’s business; and • the organization of competencies into 3 blocks (specified below). In addition to the aforementioned elements, the Committee considered the following key principles for the construction of the CM: • the derivation of Vale’s strategy and vision for the future of its business; • preservation of knowledge and history about the company; • emphasis on the current context, according to Vale’s current challenges; • focus on competencies that are significant to Vale, in light of developments over the long term; • alignment with market expectations; and

12 Version of March 9, 2021 • adequate description of the caliber and maintenance level desired for each of the competencies. With these elements and definitions, a preliminary CM was developed, segregated into the following competencies: a) administrative; b) functional; and c) sector-specific, as described below, which served as the basis for the Committee’s work on the project. For administrative competences, the CM contemplates significant experience and knowledge in the following specific areas: • work as the CEO of large organizations for a significant period of time; • work with government and regulators; • familiarity with current business environment in Asia, primarily in Vale’s sector, and preferably based in China; and • Vale’s history, its current context and the challenges experienced by the company. For functional competences, the CM contemplates significant experience and knowledge in the following specific areas: • risk and safety management in organizations having a risk profile compatible with Vale’s; and • operational excellence, preferably in capital-intensive industries; • cultural transformation in large organizations, preferably with experience in talent management and alignment of interests between the Company’s management and its stakeholders; • innovation in Vale’s business, throughout its value chain and related areas; • environmental, social and governance (ESG), including compliance, preferably in the natural resources industry, with experience in community relations; • corporate finance and management of asset portfolios in large companies; and

13 Version of March 9, 2021 • extensive digital transformation projects in large companies. For sector-specific competencies, the CM contemplates significant experience and knowledge: • of the mining industry, with preference for the iron ore business; • of the steel industry and its drivers of value creation; and • in management and optimization of logistics chains, preferably long distance. In deciding on the final text of the CM, the members of the Committee made certain changes in relation to the preliminary version. Some of the changes are set out below: • given the importance of up-to-date knowledge of the business environment in Asia, emphasis was put on the advantages of having a board member with “extensive knowledge of the current business environment in Asia, preferably in Vale’s area of operation and based in China”; • although one of the competencies is “extensive knowledge of institutional relations, government and regulators”, it was considered acceptable that an advisor have some previous experience in the area, not necessarily in the mining business, since the Company’s executive management (Diretoria) has in-depth knowledge; • the scope of the competency related to knowledge of Vale (current and historical context) was restricted, differentiating it from the sector-specific competency of experience and knowledge of the mining industry or the current operations of the Company; • the competency of “business strategy and innovation in the contemporary world” was limited to “innovation”, since the concept of strategy is found in several other competencies, and is applicable to anyone who has acted as a CEO or member of a Board of Directors; • the sector-specific competence of “mining focused on automation and decarbonization” was restricted to focus exclusively on mining experience, preferably in the iron ore segment, since automation and decarbonization are addressed in the topic of innovation and sustainability;

14 Version of March 9, 2021 • the same was done for the competency of “steelmaking, with a technological innovation perspective”, since the innovation aspect is addressed in the functional competencies. As mentioned above, it was also necessary to assess whether the twelve main groups of the Company’s risks, as defined in its risk matrix, would be properly addressed by the competencies defined on a preliminary basis in the CM. As presented by Vale in section 4 of its Reference Form - v. 12.2020, available to the public through the CVM’s Empresas.NET System, the 12 groups of assessed risks are associated with: (i) dam breaks; (ii) the Company itself (e.g. operational problems and costs); (iii) the Company’s control group (if any) and the Company’s shareholders; (iv) Vale’s controlled companies; (v) suppliers; (vi) customers; (vii) the market; (viii) the economic sectors in which the Company operates; (ix) regulation of the sectors in which Vale operates; (x) the Company’s ADS (American Depositary Shares); (xi) socio-environmental issues; and (xii) the coronavirus. With the support of the BCG, the competencies mapped in the CM were correlated with the abovementioned risk groups, and the result of this correlation is presented in Appendix IV. Of course, this correlation is a necessary condition, but it is not sufficient in itself to ensure that the risks will be properly monitored and appropriate measures will be taken, which depends on the proper functioning of the various bodies within the company that are involved in those matters. The preliminary CM was discussed in numerous sessions of the Committee, which concluded its version and then submitted it to the People and Governance Committee (meeting held on November 6, 2020) and to the Board of Directors (meeting held on

15 Version of March 9, 2021 November 12, 2020). Both the People and Governance Committee and the Board presented suggestions, which were considered and incorporated, and resulted in the final version of the CM, which, as mentioned above, is found in Appendix II. After approval of the CM, the evaluation of the current composition of the Board was carried out, both individually and collectively, with a view to identifying the degree of coverage of the competencies listed in the CM, through questionnaires and interviews with the members of the Board and the main shareholders of the Company. To carry out this assessment, the Committee was assisted by the BCG and Korn Ferry (“KF”), which had been hired by Management to carry out the latest general evaluations of the operation of the Board. KF’s final report is filed at the Company’s principal place of business, and evaluates the current Board of Directors of the Company. In its analysis, KF: • identified the most significant results of the previous evaluation and focused on the aspects mentioned in the previous paragraphs; • obtained a self-assessment by each director, through a questionnaire followed by an interview; and • obtained each director’s evaluation of his/her peers, through a questionnaire followed by an interview. In the evaluation of the Board of Directors, the following matters were considered: • fulfillment of the Board’s mandate; • composition and structure of the Board; • processes and structures to support the Board; • dynamics of the Board; and • contributions of the Board. In the individual evaluation of the members of the Board of Directors, the following matters were considered: • contributions; • participation and engagement; and • competencies and personal profile.

16 Version of March 9, 2021 KF then submitted to the Committee its evaluation of the current Board of Directors of the Company. In sum, there was an improvement in most of the items evaluated, as the Board of Directors: • had increased its engagement and performance in relation to critical issues; • had implemented significant actions to establish the new corporate structure after the expiry of the Shareholders’ Agreement; • had its critical skills strengthened by members who have knowledge and experience in the mining sector, as well as significant executive experience in large corporations; • experienced an improvement in the dynamics of its discussions and resolutions; and • had more productive interactions with executives, challenging them more often. On the other hand, KF identified that a number of points could be improved, to make the Board of Directors more effective, and a more mature and strategic body, such as: • very significant dispersion in perceptions and expectations of the members of the Board, regarding the Board’s effectiveness; • overlap between governance bodies, in particular with regard to matters allocated to the Company’s executive management; • lack of innovation-related knowledge and experience, and failure to take a leading role in the innovation agenda; • absence of a structured process for integration and training of new members of the Board, aimed at providing knowledge about Vale and more strategic topics; • lack of definition of the critical skills required on the Board (which is being addressed in the CM); • an agenda compromised by less relevant issues; and • lack of objectivity or inefficient information in proposed resolutions.

17 Version of March 9, 2021 The result of these evaluations was a significant contribution to identifying gaps in competencies that, ideally, should be eliminated in the list of candidates for Vale’s next Board of Directors, as discussed below. In parallel with the Committee’s work in the stages described above, and in order to proceed with the task of nominating Vale’s new Board of Directors, the Committee conducted, as mentioned above, a series of interviews, which were conducted only by its independent members, at the suggestion of the Chair of the Board of Directors, in order to preserve its independence. c. Interviews with Current Board Members In the interviews with the members of the Company’s Board of Directors, the company’s challenges in the short and long term, in its various areas, were discussed, covering matters such as: operations, risks, safety, environment, competition, markets, results, people, culture, functioning of the executive management, functioning of the Board and its committees, and other matters considered important by each member. d. Interviews with Top Executives In the conversations with the company’s top executives, the Committee sought to discover the views of Vale’s executives, who described their perspective on their direct relationship with the Company’s Board of Directors and with its advisory committees, in their respective areas of operation. At this stage, the following people were heard: • Members of Vale’s executive management (Diretoria): Eduardo Bartolomeo (Chief Executive Officer), Luciano Siani Pires (Chief Financial and Investor Relations Officer), Carlos Medeiros (HSE, Operational Excellence and Risks Officer), Marina Quental (People Officer), Alexandre D’Ambrosio (General Counsel) and Marcelo Spinelli (Ferrous Materials Executive Officer)

18 Version of March 9, 2021 • Other executives interviewed: Denis Cuenca (Compliance Officer); Luiz Gustavo Gouvea (Corporate Governance Executive Manager) and Claudio Alves (Strategy Officer at the time). e. Interviews with Reference Shareholders Vale’s reference shareholders, i.e. the former signatories of the Shareholders’ Agreement,3 highlighted the Company’s undisputed progress in environmental, social and governance (ESG) aspects. However, they believe that Vale still has challenges in increasing production, improvement of risk management structures and instruments, and building society’s and investors’ trust in the Company. According to the shareholders, to overcome these challenges, initially, it is necessary to take care of the environment within the Company, which was strongly affected by the tragedies in Mariana and Brumadinho. Special attention should also be given to the company’s culture, which must be aligned with the Company’s values, the desired attitudes, and the main international corporate governance practices. They also pointed out that any changes proposed to the Board should not be implemented abruptly, and that the 2021-2023 term of office should be transitional. The interviewees acknowledged that it is necessary to play a prominent role in society as a publicly-held company that looks to the future and to ESG practices, working on the assumption that they will be nominating members to the Board that meet the CM. Finally, the reference shareholders expressed concern about the cumulative voting process in the elections of Vale’s Board members. In their view, the result of this process does not always meet the needs of the Company, especially because it does not follow a structured process for choosing members of the Board, and does not necessarily add value to Vale. 3 Except BNDES Participações S.A. – BNDESPAR, whose representative stated that it preferred to identify itself as a portfolio investor.

19 Version of March 9, 2021 f. Interviews with the other Main International Shareholders The independent members of the Committee conducted interviews with the main international shareholders, for the purpose of obtaining their views on the current Board, as well as their views on important governance issues. To assist in these interviews, a questionnaire was prepared, which was sent in advance to all interviewees, with the following questions:4 FEEDBACK ON VALE’S BOARD – How do you see Vale’s current Board regarding a mix of competencies, backgrounds and performance? SIZE OF THE BOARD – Vale’s Board is composed of 12 Directors members and 1 employee representative. Do you think this is a reasonable number, considering the complexity of the company? TRANSITION – With Vale’s current Shareholders agreement expiring in November 2020, the company is in a period of transition to become a corporation, but still with large shareholders of reference. How would you see the presence of Directors appointed by these reference shareholders? TRANSITION – To conduct the transition period in an orderly and balanced way, how many independent Directors, in your view, should be considered for this transition Board? CHAIR – Concerning the Chair for next term, do you think the person should still be appointed by one of the shareholders of reference? LEAD INDEPENDENT DIRECTOR – How do you see the value of a Lead Independent Director for the next Board, considering the Chair is not the CEO? 4 In the Portuguese version of this Report, the NC preferred not to translate the questions presented to international investors and proxy agencies, to avoid the risk that the translation of the questions could change the meaning of what they asked. However, the questions put to the other main Brazilian shareholders, presented in the following section, are a translation of the questions sent to the foreign shareholders.

20 Version of March 9, 2021 ELECTION PROCESS – Please, could you comment your preferences on the election process (slate vs. individual elections vs. cumulative voting)? Could you explain why? DIVERSITY – Which aspects of diversity should be present in Vale’s board, in terms of nature and number of board members for each one? OTHER ASPECTS – What other aspects do you consider relevant when evaluating the board of directors? Anything else you would like to share with us? The initial highlight was the comment that the Board still consists of many individuals with financial training, and the need to increase focus on candidates with other competencies – a focus on sustainability was often mentioned. Although there was a suggestion to reduce the number of Board members, the current size is not a problem for most interviewees, provided that the majority are independent and have the necessary qualifications. The shareholders interviewed indicated that the most desirable scenario is a Board composed of a majority of independent members, with candidates selected on the basis of the CM, and independent members acting as coordinators of the advisory committees. A special emphasis was put on the appointment of an independent candidate to occupy the position of Chair of the Board. However, when questioned, some understood the particular transitional circumstances for the Board to be elected for 2021/23 term of office and considered that it would still be acceptable for the chair to be appointed by the reference shareholders, in which case there should be a Lead Independent Director (“LID”). Furthermore, most of the shareholders interviewed noted that the Chair of Vale’s Board of Directors should devote substantially more time to the position than in other companies, due to the complexity of the Company and its current circumstances. A few mentioned the possibility of having a full-time Chair.

21 Version of March 9, 2021 For these international shareholders, as well as for other interviewees, election of individual candidates is the most appropriate for Vale, rather than election by slates, in order to avoid voting against the entire slate if any particular candidate on the slate causes discomfort. Even so, for a large number of these interviewees, cumulative voting raises greater concerns. According to the interviewees, this alternative voting process, although it is provided for by law, presents the risk of election of Board members who do not have an appropriate profile, based only on the sum of votes, even though they may not have the capacity to address the most important strategic issues, given the risks of the Company’s business and the competencies needed to deal with those issues. The interviewees also emphasized the importance of having not only gender and race diversity among Board members, but also diversity in experience, nationalities and competencies in general. To this end, the interviewees recommended a clear and objective provision in Vale’s Management Appointment Policy, regarding diversity criteria, that should be followed in the next Board elections. In addition, the international shareholders interviewed suggested the following: • the appointment of candidates with international experience; • the reduction of appointments of candidates with ties to the reference shareholders; • the inclusion of other concepts related to the loss of independence, including the high number of consecutive terms of office; • the addition of sustainability and technology competencies in the CM; • the inclusion of knowledge and experience regarding safety, deriving from participation in companies with the same size, complexity, and risk profile as Vale; • the choice of candidates with knowledge and experience of humanitarian issues, quality assurance, and safety; • the elimination of alternates; • a provision in the Company’s Bylaws of terms of office of only one year on the Board of Directors; and

22 Version of March 9, 2021 • the formation of the Audit Committee only by independent members. g. Interviews with the other Main Brazilian Shareholders The independent members of the Committee also obtained the views of the other major Brazilian shareholders with significant stakes in Vale. As in the case of the main foreign shareholders, a questionnaire was sent in advance to these shareholders, with the same questions used for the Main International Shareholders presented in the previous section. In relation to the current composition of the Board, the interviewees expressed their view that currently most of the members have financial training, in addition to some members with a very high number of consecutive terms of office. The number of members of the Board of Directors does not concern most of these shareholders, who prioritize the formation of the Board by a majority of independent members. Similarly, these shareholders highlighted the role of the Chair of the Board. Given its importance, the position should not be held by an executive of another company, should be elected at the Annual Shareholders’ Meeting and may be either independent or non-independent. Regarding the election of a LID, the interviewees showed no interest in this matter, because it is not found in other Brazilian publicly-held companies, even in sectors different from Vale’s. For these shareholders, diversity should be a priority for the choice of new Board members, focusing on diversified training and gender diversity. In this regard, the following aspects were pointed out as priorities for the selection of new members: • expertise in dams, mining, risk management and international matters; • experience in innovation and ESG; and • knowledge and experience with the business environment in Asia.

23 Version of March 9, 2021 Finally, a large number of interviewees attributes a transitional nature to the 2021- 2023 term of office, with an expected renewal of members between 30% and 40%. Moreover, they consider the existence of alternates unnecessary. They felt that the formation of the Committee was indispensable for a proper transition and very positive. h. Other Interviews In order to obtain a more diverse view of the Company’s corporate governance practices, the independent members of the Committee conducted interviews with representatives of proxy advisors, i.e. Institutional Shareholder Services – ISS and Glass Lewis. They also received in advance a list of questions, as follows: SIZE OF THE BOARD – Do you have a guideline regarding a reasonable number for the size of a Board? INDEPENDENCY – What are your guidelines regarding independency level? Do you have specific guideline for Directors appointed by reference shareholders (former signatories of Shareholders Agreement) of a company? CHAIR – Concerning the Chair, what are your guidelines? Is there a guideline for companies in a transitional period or with large reference shareholders? LEAD INDEPENDENT DIRECTOR – How do you see the value of a Lead Independent Director, considering the Chair is not the CEO? ELECTION PROCESS – Please, could you comment guidelines on the election process (slate vs. individual elections vs. cumulative voting)? DIVERSITY – Which aspects of diversity should be present in a Board? Any view on the mix of competencies, backgrounds and performance? OTHER ASPECTS – What other aspects do you consider relevant when evaluating the board of directors of a company? Anything else you would like to share with us?

24 Version of March 9, 2021 First, these representatives indicated that they consider the composition of a board of directors of 5 to 11 members ideal. However, they pointed out that the formation of a board by 13 members is justifiable, provided there are good reasons for it. In Vale’s case, therefore, the complexity of the company’s business justifies the number of Board members above the average of other listed companies. Still, in view of the new scenario of widely-dispersed stock ownership, the agencies stressed the importance of the Company being managed by a majority of independent Board members, or at least by a percentage of independent members proportional to Vale’s free float. In addition, the agencies consider that a member who remains on the board for several terms of office loses independent status. In order to ensure the formation of the Board in such a way that its decisions are made independently, the representatives of those agencies stressed the importance of establishing that the Chair of the Board must be independent. If that is not possible, they recommend that the LID role be established, to form a link between Vale’s Board of Directors and its shareholders, in addition to the work of the Chief Investor Relations Officer. However, in their view, the creation of this new position would not be necessary in two cases. The first, as indicated above, is when the Chair of the Board is independent. The second is when the Board is formed by an independent majority. Moreover, the LID position should be provided for in the Company’s corporate documents, to ensure that its functions are well defined and are not confounded with the duties of the Chair of the Board of Directors, or those of the Investor Relations Officer. Emphasis was also given to the diversity of profiles for the composition of the Board of Directors, in addition to gender diversity. In the latter case, the representatives of the proxy advisors stressed that, ideally, women should represent at least 20% to 30% of the candidates nominated for the election to the Board in the next Annual Shareholders’ Meeting of April 2021.

25 Version of March 9, 2021 Diversity should also take into account, in addition to gender, the variety of skills, being also essential that nominations of new candidates ensure a level of renewal of the Board and the combined profiles meet a matrix of competencies, established according to the real needs of the company. Furthermore, in the opinion of the interviewees, individual elections seem to be the most appropriate alternative for the elections of the members of Vale’s Board, removing the difficulty of nomination of candidates by different shareholders. According to the current rule, shareholders must form a slate of candidates to compete with the candidates nominated by the Board, which ends up limiting participation. The representatives of the agencies also gave their position on the advisory committees of the Board of Directors. In their view, members of [the executive] management should not participate in the Audit, Nomination and Compensation Committees, which should preferably be formed only by members of the Board, since Vale’s shareholders can only vote on Board members. Finally, the representatives of the proxy advisors pointed out that they are interested in the rate of attendance by the members of the Board, not only at the Board meetings, as shown in item 12.6 of Vale’s Reference Form, but also in the committees. They also highlighted that the manner in which the results of voting at shareholders’ meetings are presented, through the voting maps required by CVM Instruction No. 481/09, is unclear. They recommended that the manner of presentation of this data be reviewed. In addition, the representatives of proxy advisors, in line with the earlier interviews with shareholders, suggested certain points that need attention, if Vale is to make its Board of Directors a more strategic and diverse body, such as: • Selection of members of the Board of Directors with greater experience in mining and operational risk management; • Adoption of an independent and periodic system for evaluating the members of the Board of Directors and disclosure of results to the market; and

26 Version of March 9, 2021 • Disclosure of a succession plan for the Chair of the Board of Directors and the CEO. IV. COMMITTEE PROPOSALS ON SIGNIFICANT ISSUES IN PREPARING THE LIST OF MEMBERS FOR THE NEXT TERM OF OFFICE a. Quantity of Board Members Pursuant to Article 11 of the Company’s Bylaws, the Board of Directors, a collective decision-making body, consists of 13 members and their alternates, of whom: (i) one member and his/her alternate are elected by a separate vote by the company’s employees and (ii) at least 2 members or 20%, whichever is higher, must be independent members of the Board. In the analyses and interviews conducted, no major concerns regarding the size of the Board were raised. There was greater concern with current disproportion between the number of members appointed by reference shareholders and independent members, despite the fact that Vale currently complies with the minimum independence requirements established by the Regulation for the Novo Mercado listing segment. The Committee therefore concluded that, for the next term of office, the current size of the Board should be maintained, with 13 members, with one elected by the Company’s employees. Maintaining the size of the Board takes into account the complexity of Vale’s business, the size and current circumstances of the Company and its management – which also include dealing with the consequences of the incidents in Mariana and Brumadinho. However, the Committee suggests that the company consider a reduction in this number for the following terms of office, more in line with market practices, especially companies of the same size and sector as Vale. In order to enable this reduction, and at the suggestion of the Committee, an amendment was proposed in the Company’s Bylaws

27 Version of March 9, 2021 to allow the Board itself to suggest, at each term of office, a number between eleven and thirteen directors. b. Term of office According to Vale’s Bylaws, all members of the Board have a unified term of 2 years, with re-election being permitted. In the interactions with foreign investors and with proxy advisors, some recommended a term of office of 1 year, which could also be renewable. However, the Committee considered that there are no relevant reasons for the change in the term, which reflects the general practice of listed companies in Brazil, given that, especially for new members of the Board, a one-year period is not sufficient for new members to make a full contribution, in view of the time required for a sufficient learning curve. Moreover, the election of the members of the Board requires a great deal of time and attention from the structure of the company and the Board itself and two of its committees. It is also worth mentioning the tension surrounding possible changes in the composition of the Board. Reliving this situation every year did not seem advisable to the Committee, in light of the lack of good reason to do so. c. Distribution between non-Independent and Independent Members Vale’s previous Management Appointment Policy, drawn up when the Shareholders’ Agreement led to the existence of a control group, takes into consideration, when classifying a board member as independent, the member’s relationship: (i) with the Company, its direct or indirect controlling shareholders, if any, and its officers; and (ii) with companies controlled by, related to, or under common control with the Company.

28 Version of March 9, 2021 The question of whether a candidate appointed to the Board constitutes an independent board member is decided by the shareholders at the Shareholder’s Meeting, which may base its decision: (i) on the statement sent by the candidate to the Board, attesting to the candidate’s compliance with the independence criteria established in the Policy, and if the candidate falls into any of the situations contemplated in the list of relationships set out above, the reasons that the relationship does not compromise the candidate’s independence; and (ii) on the statement of the Company’s Board contained in the management proposal to the Shareholders’ Meeting for the election of directors, regarding the candidate’s compliance with the independence criteria. As provided for in the Management Appointment Policy, a director is not considered independent if he/she: (i) is a direct or indirect controlling shareholder of the Company, if any; (ii) is bound to vote at the meetings of the Board of Directors in accordance with a shareholder’s agreement that contemplates issues related to the Company; (iii) is a spouse, partner, or direct or collateral relative up to the second degree of kinship, of the controlling shareholder, a member of the Company’s management, or a member of the management of a controlling shareholder of the Company; or (iv) has been an employee or officer of the Company or a controlling shareholder in the last 3 years. Moreover, Vale’s Management Appointment Policy provides that the following situations should be checked to determine whether they result in a loss of independence of board members, by reason of the characteristics, magnitude and extent of the relationship: (i) the board member is related by marriage, up to the second degree, to the controlling shareholder (if any), to a member of the Company’s management, or to a member of the controlling shareholder’s management (if any);

29 Version of March 9, 2021 (ii) the board member has been, in the last 3 years, an employee or officer of companies controlled by, related to, or under common control with the Company; (iii) the board member has a business relationship with the Company, its controlling shareholder (if any) or with companies controlled by, related to, or under common control with the Company; (iv) the board member holds a position in a company or entity that has a business relationship with the Company or, if any, in a controlling shareholder that has decision-making power over the conduct the company’s or entity’s business; and (v) the board member receives other remuneration from the Company, from its controlling shareholder, if any, or from companies controlled by, related to, or under common control with the Company beyond that related to the member’s work on the Board of Directors, its committees, of its controlling shareholder, if applicable, of companies controlled by, related to, or under common control with the Company, except in amounts received in cash from holdings in the company’s capital and benefits arising from supplementary pension plans. In this context, the Committee recommended that the concept of independent members include additional criteria, both objective and subjective, to cover the widest range of personal relationships with any shareholder holding a significant interest in Vale, and the occurrence of successive terms of office that could compromise the detachment of independent board members. The Committee thus considered it necessary for the Company to adopt a time limit, as a proposal for qualification as an independent board member, such as a period of up to 10 years in office or up to 5 successive terms, which would also ensure renewal of the Board. Additionally, a rule should be set that the independence of a candidate becomes compromised if he/she has any link with a shareholder holding more than 5% of Vale’s stock. From the perspective of the best governance practices and in line with the observations made by Vale’s shareholders and the other institutions that were

30 Version of March 9, 2021 interviewed, as reported above, it is recommended that boards of directors, especially for companies without defined control, have a majority of independent members. There was even the suggestion that all members should be independent. The Committee agrees that the independent members should be a majority and recommends that there be a minimum of 7 independent members, even if in the future there is a reduction in the total number of members of the Board. This recommendation was included in the proposed amendment to Vale’s Bylaws. Finally, it should be noted that the status of independence depends on the opinion of the Board itself and a resolution adopted by the shareholders in General Meeting, after the candidate presents a statement attesting to the candidate’s status with respect to the independence criteria established in the Management Appointment Policy. d. Chair and Vice Chair of the Board of Directors i. Independent or Non-Independent As mentioned above, the interviews with Vale’s main shareholders showed that there are significant concerns regarding the proportion of independent and non- independent members of the Board of Directors. Amendment of Vale’s Management Appointment Policy to provide for the need for independence in the Chair of the Board would therefore be in line with the expectations of most of the Company’s shareholders. The Committee agrees with this position. However, the Committee’s initial position was that, for the next term of office only, and in view that it will be the first term without the existence of a shareholders’ agreement, it would also be advisable for the Chair of the Board of Directors (COB) to have a link with one of the largest shareholders of the company, which was part of the control group that existed until November 9, 2020. The Committee adopted this position on the basis of the following considerations: a) the list of members for the next BOD, shown below, contains not 7, which is the proposed minimum number, but 8 independent members, which forms a majority of 66% of the total 12 board members chosen by the shareholders, a

31 Version of March 9, 2021 number more than sufficient to defeat any proposal considered to be improper and even to impose the inclusion of issues on the agenda; b) it is proposed that a LID be elected by the BOD whenever the COB is non- independent; c) the significant activities, still being carried out in the company, following the Mariana and Brumadinho disasters, require that the COB has a full understanding of the history of incidents, the initiatives adopted to address their consequences and, critically, the structural and cultural changes that aim to ensure that incidents of such severity no longer happen. Supporting this position, the Committee heard concerns, expressed by key persons in the company, to the effect that all the proposed changes to the Board of Directors, as indicated in this report, must make, in a context where the risks to continuity of important work, in progress in the company, are minimized; and d) therefore, it is critical that the COB be a member of the current Board. From the beginning of the NC’s work, however, the current COB, who is a member of this Committee, expressed his position that he should not be reappointed, for personal reasons. Furthermore, on March 5, 2021, Board member Fernando Buso Gomes sent an e- mail to the NC, informing that, for reasons of a personal nature, he would decline a potential appointment as COB, while stating that he would be available to hold the position of Vice-Chair. Whatever the alternative adopted for the 2021-2023 term, the NC recommends that, in line with the recommendation made at the beginning of this section, the Chair of the Board should be an independent member starting with the 2023-2025 term. This matter should be dealt with by the next NC as soon as it is formed.

32 Version of March 9, 2021 In line with the proposed change to Vale’s Bylaws, if the COB for the 2021-23 term is not an independent member, the Committee also proposes that an LID should be elected by the Board of Directors for that term, in order to improve and make communications with minority shareholders more fluid and transparent, as explained below. ii. Time Dedicated to the Board In several interactions with shareholders, both domestic and foreign, concerns arose about the time dedicated by the Chair of the Board to their function. The widely- held perception is that being Chair of Vale’s Board requires much more time than in other publicly held companies, even when they have similar size. This demand for higher dedication than the average is accentuated in the current context, in which the company is still focused on issues and consequences of the recent environmental disasters in Mariana and Brumadinho. The Committee agrees with this point of view. However, it does not believe that an Executive Chair of the Board, with full-time, exclusive dedication, is required. First, because, in fact, this is not a demand that the current Chair of the Board and member of the Committee, based on his experience, believes to be necessary. On the other hand, there is a real risk that an executive Chair of the board will seek to address the matters that fall within the scope of the executive management, and in particular the CEO, and this is an issue that is already a concern for important executives in the company, as dealt with elsewhere in this report. Taking also into account the experience of its two independent members in chairing boards of directors, the Committee proposes that a minimum availability requirement be fixed at about 30% of the working time of the Chair of the Board. In this context, it is not expected that the occupant of the position will have any other occupation that demands a significant portion of his or her working time, regardless of the title attached to that occupation. In preliminary discussions of the Committee’s conclusions, some of the current Board members expressed their view that this percentage should be raised to dedication

33 Version of March 9, 2021 of 50%. Later, the members of the Committee agreed that, in the current circumstances, a dedication of around 50% may be necessary. However, they believe that this would not be a permanent demand, once two issues, which have required much of the Board’s time, are resolved: (1) the consequences of the events at Mariana and Brumadinho; and (2) the transition from a controlled company to a true corporation. For this reason, they suggest that, for each term of office, the Board should define the minimum dedication according to the prevailing circumstances, with a minimum of 30%. iii. Specific Skills for the Chair’s Function Currently, item 7.1 of the Bylaws (Regimento Interno) of the Board of Directors establishes that it is the responsibility of the Chair of the Board of Directors, in addition to other duties conferred on him by applicable legislation: • to define the agenda, call and chair the meetings of the Board of Directors, interacting with the other board members and stakeholders: (a) if the Chair does not accept the request of any Director for inclusion of a matter on the agenda, the Chair’s reasons should be made explicit and the request submitted to the Board; and (b) matters approved for inclusion on the agenda by the favorable vote of the majority of the members of the board present will be included at the first shareholders’ meeting following approval of the matter; • to ensure the efficiency and good performance of the Board; • to ensure the proper conduct of meetings, through compliance with the agenda and deadlines for presentation, and to encourage the participation of all members of the board present in the discussions of the matters on the agenda; • to prepare and propose to the Board the annual calendar and basic topics, with the dates of the Board of Directors’ meetings, and to ensure they are communicated to the Executive Management;

34 Version of March 9, 2021 • to coordinate the annual evaluation process of the Board of Directors and ensure the due disclosure of the evaluation process and the result of the evaluation of the Board as collective body; and • to ensure the compliance with the Bylaws of the Board of Directors, Although the current competencies of the Chair of the Board of Directors, under the Board’s Bylaws, are aligned with Vale’s needs, the Committee believes that, in addition to the competencies established in the Competency Matrix (MC), the following characteristics are desirable in the Chair of the Board of Directors: • significant, successful experience as CEO of a large and complex company, in addition to a successful career and work in various sectors; • significant experience as chair of the board of directors in a large and complex company; • a mature, resilient person who knows how to behave in an even-handed, polite way, showing respect for others; • a natural leader, able to lead a meeting of peers, most of whom are informed and experienced people; • the ability to create a collaborative climate in which everyone can add value, without creating stress in relationships; • the ability to interfere or change the subject, when appropriate, without creating ill feeling among the members of the BOD; • the ability to encourage the participation by all, and to bring discussion to a conclusion, when is the right time to do so; • prevent members of the Board of Directors from seeking to dominate the discussion, by non-legitimate means, such as trying to win a point by insistence and repetition of arguments; • mastery of corporate governance rules on the role and responsibilities of the Board of Directors and the Executive Management; • maintain relationships with key shareholders, authorities and other stakeholders, when necessary.

35 Version of March 9, 2021 iv. Form of Election of the Chair of the Board As provided for in the Internal Regulations of the Board of Directors, the Chair of the Board of Directors is elected from among its other members, at the first meeting, held after the General Meeting at which the Board was elected. The positions of Chair of the Board and Chief Executive Officer of the Company cannot be held by the same person, according to the Novo Mercado Regulations. However, the Committee believe that the election of the Chair of the Board of Directors by Vale’s shareholders at the General Meeting would be closer to more developed governance standards. With this change, which requires a change to the Company’s bylaws, it would be up to the Company’s own shareholders to choose whether the Chair will be an independent member or not. e. Processes for Election of Board Members Neither the law nor Vale’s Bylaws contain an express rule about the procedure to be adopted for elections, i.e. whether candidates will be nominated individually, or through a slate process. Thus, the Management’s Proposal must indicate the form of election. However, the General Meeting may, by decision of the majority of shareholders present at the meeting, change the form of election, indicated in Management’s Proposal, which could cause difficulties or even make it impossible to count votes cast in advance, especially remote voting ballots and votes of the holders of ADRs. Faced with this scenario of uncertainties, the Committee evaluated viable election processes for companies with widely-held capital (i.e. individual election and election by slate), excluding possibility of a separate vote, given that Vale does not have a controlling shareholder. Thus, in line with the recommendation of the main proxy advisors (ISS and Glass Lewis) and the vast majority of shareholders interviewed, the Committee concluded that individual elections (known abroad as majority voting) is the most appropriate alternative for the election of Vale’s Board members.

36 Version of March 9, 2021 In the Committee’s analysis, election by slate makes it difficult for different shareholders to nominate candidates, since the shareholders must necessarily form a slate to compete with the candidates nominated by the Management. Moreover, in this process, there is a high risk of shareholders voting against the slate if they do not agree with one of the candidates, since there is no way to distribute the votes within the slate. In such circumstances, election by slate would operate to the detriment of the other candidates of the slate, for whom the shareholder would otherwise vote. Individual election, on the other hand, facilitates the election of candidates by third parties, because shareholders do not necessarily need to vote on all the candidates that make up the slate. Shareholders may freely nominate one or more candidates for election, provided the shareholders hold 0.5% of the company’s share capital, between the first working day of the fiscal year in which the General Meeting will take place and up to 25 days before the date it will be held, in the case of an Annual Shareholders’ Meeting (as provided for in the CVM Instruction No. 481/09, Article 21-L §1 (I) (a)), so that the candidates can be included in the Company’s Remote Voting Form. In addition, candidates can be submitted to the chair at the General Meeting itself, as long as the minimum information required by CVM Instruction No. 481/09 is made available. Nevertheless, such candidates would be less likely to be elected, given that they would not be included in the remote voting form, as in case described in the preceding paragraph. Thus, each candidate would be submitted individually to the shareholders’ votes, and those who receive the greatest number of favorable will be considered to have been elected, while those with more votes “against” than “for” will be excluded (i.e. those candidates who do not to reach an absolute full majority of favorable votes), subject to the number of vacancies to be filled, with each shareholder being allowed to vote for the election of as many candidates as there are vacancies to be filled. The Committee also sought to provide rules for situations, although unlikely, in which: (i) a tie occurs (in which case, as in electoral legislation, the candidate with the most favorable votes or the oldest will be elected, in that order); and

37 Version of March 9, 2021 (ii) candidates in a number lower than the number of vacancies are elected. In other words, a situation in which one or more candidates on the list (and other individual candidates submitted for inclusion in the Remote Voting Ballot or for voting at the meeting) have more negative votes than favorable votes, so that there are fewer candidates with a majority of favorable votes than necessary to complete the board to be elected. It should be noted that this possibility has been further reduced, with the expectation that the list of candidates may have a number of candidates higher than the number of vacancies, in which case, of course, the candidates receiving the most votes will be elected. If an insufficient number of directors is elected, a new meeting would be called to fill the vacant positions, with the preparation of a new list (and, of course, the shareholders could again nominate their candidates). In the meantime the Board would function with the members already elected. Additionally, at the request of the Committee, the Investor Relations area benchmarked proxy statements of large international corporations. It was found that this system predominates in companies where cumulative voting is not adopted. In the same vein, in a recently published article, Gustavo Machado Gonzales, a Commissioner of the CVM, Brazil’s securities and exchange commission, refers to a study prepared by the OECD according to which individual voting constitutes “the most common way to organize the election of this body in many legal systems: in 65% of the countries analyzed the board of directors is elected by majority vote.”5 Due to these aspects, individual election may contribute to discouraging requests for the adoption of cumulative voting by certain shareholders, although it does not exclude cumulative voting, or does it seek to do so, because it is imposed by law. 5 GUSTAVO MACHADO GONZALEZ. “Notas Sobre a Eleição do Conselho de Administração Por Meio de Votação Majoritária”. In: Rodrigo Rocha Monteiro de Castro, Luis André Azevedo, and Marcus de Freitas Henriques (coord.). Direito Societário, Mercado de Capitais, Arbitragem e Outros Temas - Homenagem a Nelson Eizirik. São Paulo: Quartier Latin, 2021, p. 446-447.

38 Version of March 9, 2021 In this regard, although the legal provision for cumulative voting gives minority shareholders with significant holdings, the possibility of electing members to the Board of Directors, cumulative voting is associated with the presence of a controlling shareholder, contrasting with the minority shareholders, and leads to a complex and ineffective rite, which ends up creating more disadvantages for the companies than advantages for the shareholders who choose to use it. The validity of cumulative voting should not be examined only in the light of the possibility it gives to shareholders of electing one board member, or an extra board member: shareholders may distribute their votes according to other interests, dividing their votes among candidates who may not necessarily be aligned with Vale’s needs. In view of the fact that Vale’s capital is currently widely held, the cumulative voting provided for by article 141 of Law No. 6,404/76 becomes ineffective when votes are diluted by being distributed, at the discretion of each shareholder, among all candidates for the election. The result, as stated above, is that priority is given to the shareholding by itself and to not the suitability of the candidate in view of the skills necessary for the position, in the context of a company of the size and complexity of Vale. It is necessary, in this regard, to consider the issue in the light of the peculiar situation of a company with diffuse control (originally non-existent, in practical terms, at the time the Brazilian Corporations Law was adopted), in which the controlling shareholder-minority shareholders opposition no longer exists. In this case, the fact that shares are widely held may lead, in the choice of directors, to results that have little significance for improvement in governance, and may compromise the selection of qualified candidates with a diverse profile that is also aligned with the CM. In summary, the Committee recommends the adoption of individual election of directors, eliminating the practice of election by slate. The Committee also reiterates its position that cumulative voting in companies with widely-held shares carries with it risks and inconveniences for the company itself. For this reason, the Committee advises against using this model.

39 Version of March 9, 2021 Finally, regarding the possibility of casting and recording votes against (rather than for) a candidate, the Committee received opinions from Nelson Eizirik and Paulo Cezar Aragão, specialists in corporate matters, taking the position that the system is legitimate. Among other arguments, the opinions were based on the constitutional principle that enshrines the freedom of organization. The experts emphasized the fact that, in the Remote Voting Ballot (RVB) system, the CVM permits contrary votes on all resolutions at shareholder meeting. This is provided for, in particular, in the case of the individual election of directors, in Appendix 21-F to CVM Instruction No. 481, as amended by CVM Instruction No. 614/69, item 12- C, which expressly provides that if the election is not by the slate method – thus recognizing that slate elections are not mandatory – the shareholder may vote for, against or abstain from voting in relation to each candidate. It would make no sense, in the opinion of experts, that such a vote would put the shareholder in an impasse, caught between supporting a candidate the shareholder considers inappropriate or abstaining, which would have a similar effect. Without disregarding the peculiarities of each legal system, the Committee found that the two other large mining companies doing business on a global scale, like Vale, include in the ballot contained in their proxy material (or make a note of it in the record of the outcome of general meetings, according to the material filed with the Securities and Exchange Commission – SEC), a provision to the effect that shareholders may vote (and they effectively do vote) for or against each candidate to the board (in addition, of course, to be able to state that they abstain). f. Lead Independent Director i. The Function of a Lead Independent Director The LID figure has been increasingly used with two main objectives: (i) to increase the degree of independence in Boards of Directors; and (ii) to improve dialogue with all shareholders of the company.

40 Version of March 9, 2021 There is extensive literature on the subject.6 In general, the LID is used when the positions of CEO and Chair of the Board are held by the same person, or when the Chair of the Board is not independent. However, LIDs can be used even when these circumstances are not present, with a view to meeting the second of the above objectives, dialogue with all shareholders. ii. Applicability to Vale The Committee considers that, in view of the widely-held shares in Vale, and in the event that the Chair of Board of Directors is not an independent member, the LID function becomes indispensable to ensure the independence of the Board and to allow adequate communication between the Company and other shareholders. The new function would bring the shareholders closer to the Board of Directors, always with the support of the Investor Relations area. For the LID function, it is essential that the candidate: • understands Vale’s business and affairs; • dedicates the necessary amount of time to the position; • has served on the boards of other publicly-held companies; and • has leadership and communication skills. In the Company, the LID would perform the role of leader unrelated to the management. The presence of a lead independent director is also supported for reasons of governance effectiveness, since it expresses a consensus of “best practices” that boards should adopt when implementing some form of independent leadership. 6 Benlemlih M., and M. Bitar. 2018. Corporate social responsibility and investment efficiency. Journal Business Ethics 148 (3): https://doi.org/10.1007/s10551-016-3020-2. Dalton, D. R., C. M. Daily, A. E. Ellstrand, and J. L. Johnson. 1998. Meta-analytic reviews of board composition, leadership structure, and financial performance. Strategic Management Journal 19 (3), 269– 290: ttps://onlinelibrary.wiley.com/doi/abs/10.1002/%28SICI%291097- 0266%28199803%2919%3A3%3C269%3A%3AAID-SMJ950%3E3.0.CO%3B2-K. Krause, R., M. C. Withers, and M. Semadeni. 2017. Compromise on the board: Investigating the antecedents and consequences of lead independent director appointment. Academy of Management Journal 60 (6): 2239–2265. https://doi.org/10.5465/amj.2015.0852. Lamoreaux, P. T., L. P. Litov, and L. Mauler. 2019. Lead independent directors: Good governance or window dressing? Journal of Accounting Literature: https://doi.org/10.1016/j.acclit.2019.06.001.

41 Version of March 9, 2021 iii. Scope of Activity and Responsibilities To meet the objectives described above, the LID should have the following duties: • always in collaboration with the Investor Relations Officer, to act as an element of contact with shareholders, and in support of the Chair of the Board of Directors, without decision-making power; • to report to the Board of Directors on direct interactions with shareholders, always in a coordinated manner with the Investor Relations Officer, so as to ensure uniform information within the Board of Directors; • to transmit the information and documents sent to the LID by Vale’s shareholders; and • to be available for consultation and direct communication with the Company’s main shareholders. The Regulations of the Board of Directors may establish the duties of the LID in greater detail, subject to the limits established in the Bylaws. g. Diversity The Committee is responsible for evaluating and making recommendations to the Board of Directors on adapting to the best corporate governance practices with respect to the structure, size and composition of the Board. In this evaluation, the Committee must determine whether there is a balance of experience, knowledge and diversity in the profile of the members, considering the needs of the Board, and taking into account the composition of advisory committees as well. Diversity is best known for its association with issues of gender, race, religious beliefs, and sexual orientation. However, in the consultations held with shareholders of the company, it was evident that diversity should not be limited to these more personal characteristics, although they are certainly relevant. Distinct nationalities, experiences, and cultures were also mentioned as very important sources of diversification of views and approaches, that should be sought in the composition of the Board. The Committee agrees and took into account this broader concept of diversity.

42 Version of March 9, 2021 Recent research shows that diversity leads to a higher level of innovation and a better decision-making process, and that there is a correlation between greater diversity and better performance of companies. Female members are found to be more likely than their male counterparts to demand that social issues are considered relevant in corporate strategy. And they, more often than men, attribute a significant role to culture in issues related to “tone at the top”, compensation plans and excessive focus in the short term,7 a distinction that has become especially important in Vale’s case, given the company’s recent history. Thus, not minimizing the other aspects of diversity, which were sought in the composition proposed for the next Board, the Committee gave special prominence to the issue of gender, either for the reasons mentioned above, or for the fact that it represents and reflects the view of a significant proportion of consumers, shareholders and employees. Thus, the Committee considered that a greater number of women on the Board is highly recommended. This view, moreover, has been expressed by an increasing number of shareholders and the proxy advisors, some even stating that they plan to vote against any board list or slate formed only by men, as noted above. Finally, the Committee notes its frustration at not being able to make progress in racial diversity in the preparation of the list of candidates for Vale’s next board. On the other hand, although progress was not possible in the specific issue of the list of members for the 2021/23 Board, the Committee is aware of and values the initiatives adopted by Vale’s management to help address this issue in the company as a whole, hopes that these initiatives will bear fruit in the short term, and that, in the formation of future boards, this issue can be appropriately addressed. h. Existence of Alternates 7 According to the article “You’ve committed to Increasing Gender Diversity on Your Board. Here’s How to Make it Happen”by Paula Loop and Paul DeNicola, Harvard Business Review, February 18, 2019.

43 Version of March 9, 2021 The members of the Committee discussed the composition of the Board of Directors with 13 members and their alternates, with one member and the alternate being elected, in a separate vote, by Vale’s employees, pursuant to article 11§2 of Vale’s Bylaws. The Committee came to the conclusion that the alternate members have become obsolete over the years, and that having an alternate member is no longer practice adopted in the market, as recognized by the main investors. For this reason, the Committee recommends that the Board of Directors consider its extinction, through an amendment to the Bylaws, to be submitted to shareholders at the Extraordinary General Meeting, prior to the 2021 Annual Shareholders’ Meeting. The Committee then reflected that, historically, Vale’s alternates have had a fundamental role in the composition of advisory committees to the Board of Directors, and there should be flexibility for these committees to be composed of members of the Board (the coordinator and at least one independent member) and external members, both specialists and non-specialists, who can make a significant contribution. This recommendation, if accepted, should be reflected in the rules of each advisory committee. In addition, the Committee discussed the discomfort, reported by certain executives interviewed, associated with the large number of committees at Vale. This fact results in high demand on [management’s] time and attention, although the recent review of the dynamics of joint discussions, between committees, reduced the demand on the executives’ time, since they no longer need to be constantly present. Nevertheless, the Committee recognized the importance of such committees for implementation of ESG practices in the Company. Based on these reflections, the members of the Committee recommended that the Board give attention to the numbers of meetings of the Board and its committees, which are above market standards, due to Vale’s current situation, and to revise this structure as the processes mature. In addition, based on the recent evaluation, carried out by Korn Ferry, as described below, the Committee recommends attention to the policy on delegation of authority, to the optimization of frequency of the discussions under the

44 Version of March 9, 2021 annual work plan, and to the role of the Board of Directors, to avoid encroaching on areas under the responsibility of the executive management. V PROPOSED LIST OF MEMBERS FOR NEXT TERM a. Inputs Used for Gap Assessment In addition to the CM itself and the evaluation of the current Board, the process used to evaluate gaps sought to combine the views, not only of the members of the Committee, but also of Vale’s directors and executives, in addition to the insights gained in the various meetings with shareholders and proxy advisors. Vale’s strategy comprises a set of initiatives that seek to balance short-, medium- and long-term challenges. In the short and medium term, the challenges associated with health, safety and risk management, which have been especially aggravated by the Brumadinho tragedy, will require emphasis on recovery, and on the transformation of the company in the direction of operational stability and the safety of people, according to the conclusions of the Committee. Having experience in risk and safety within the Board, especially in industries with a risk profile (complexity and size) similar to Vale’s, will be key to propelling the company in this direction. Thus, a central element in the transformation of the company is de-risking, which is based on the pursuit of operational excellence and change of the company’s culture. These two aspects point to the need to strengthen, within the Board, the competencies of risk management, operational excellence, talent management and culture transformation. b. Identified Competency Gaps From these inputs, the Committee identified the gaps that, ideally, will be filled in the composition of the next Board, as described below, and correspond to the competencies in the Competencies Matrix that are underrepresented in the current composition of the Board of Directors:

45 Version of March 9, 2021 a) Extensive knowledge of the current business environment in Asia; b) Risk and security management in industries with a risk profile compatible with Vale’s; c) Management of operations with a view to adopting global best practices; d) Business innovation e) Digital transformation in B2B/processing industry In addition to these five competencies, the Committee also believes it is important to seek members who could add experience in, and knowledge of, environmental and social sustainability. In defining these gaps, we sought to: • strengthen four competencies directly related to Vale’s strategic levers, such as technology management, operations, risk and security, and integrated sustainability management along the three axes of environmental, social, and governance practices; • include digital transformation among the required competencies, since it is a reality of the contemporary business environment; • increase the above competencies by replacing members whose competencies are related to financial & portfolio or institutional relations skills (currently overrepresented). c. Other Recommended Characteristics in Selecting New Members The Committee also concluded that the excess of members with experience in only one competency may result in discussions focused too much on that specific area (e.g. finance). A balance of competencies should therefore be sought for the Board. It would also be desirable to increase the number of Board members who have acted as a CEO, increasing the executive profile on the next Board. In addition, as explained earlier in this report, the next Board should be composed of at least 2 more women, 7 independent members, and one non-Brazilian.

46 Version of March 9, 2021 d. Assessment of the Recommended Renewal Pattern After establishing the CM, as described at the beginning of this report, the CM’s principles were used as the basis for the benchmarking process, which provided the following lessons for the next Board elections: • Vale’s Board of Directors is slightly above the comparable average number of members; • the number of independent Board members in Vale is low (50%), as companies in the benchmarking show a higher independent composition (66%); • the number of women on Vale’s board is low (15%) when compared to the average number in the companies analyzed (23%); • although average age on Vale’s is in line with comparable boards, there is a slightly higher proportion of Board members over 60 in Vale; and • Vale has a large number of committees, which demands a lot of effort from its Board (even without taking into account the Dam Supervision Committee, which is not permanent). In addition to these aspects, the Committee considered issues that pull in opposite directions, including: a) On the side that supports maintaining as many members as possible: a. ensuring that the new Board can operate without presenting risks to continuity of the company’s business and the various ongoing initiatives related to the Mariana and Brumadinho incidents, within the necessary risk and safety standards. This issue points to maintaining the largest possible number of members; and b. the Board has undergone a recent renewal process, at the last two shareholder meetings. In fact, comparing the current Board with the one existing at the time of the Brumadinho incident, nine new members have joined the Board, due to substitutions and additions; and b) On the side that supports changing as many members as possible is the need to: a. increase the number of independent directors to a minimum of 7;

47 Version of March 9, 2021 b. represent, in the composition of the Board, the significant change in Vale’s corporate structure, which has gone from defined control to “full corporation”; and c. fill in the most obvious gaps in relation to the CM. Taking into account all these aspects, the Committee concludes that a renewal of 5 members, from among the 12 elected by shareholders at the Annual General Meeting, would be the correct number to aim for in the list to be presented to the Board for consideration, with one of these 5 appointed by one of the reference shareholders. e. The Need for Head Hunters The Committee members considered that mapping candidates for the Board of Directors would require a lot of time and specialized skills, as they developed the CM and their thoughts about desired profiles became mature. As a result, in a process conducted by the Company’s management, 4 recruitment firms, with global experience in high-level positions, were pre-selected. After evaluating the firms’ experience and proposed scopes of work, the Committee recommended the engagement of: • Spencer Stuart; and • Russell Reynolds. f. The Recruitment Work Initially, regarding the evaluation, carried out by KF, the Committee discussed the individual assessment of each Board member, as well as the minimum qualifications to be met under the CM. In this way, it was possible to identify the most obvious gaps in relation to the CM. Once the main gaps were identified, the Committee concluded that, in order to fully meet the MC, the list of candidates should provide better coverage for other competencies, indicated in item (b) of this section.

48 Version of March 9, 2021 The Committee also recommends that the composition of the advisory committees also take into account the degree of coverage of the CM, resulting from election at the Annual Shareholders’ Meeting in April. Thus, the advisory committees should consider engaging specialists to provide coverage for competencies that are not fully met in the Board of Directors. The Committee directed the Head Hunters to execute the first stage of mapping, during the first 15 days of their assignment, targeting the selection of up to 5 candidates, who would meet the following list of competencies, for each firm: (i) Spencer Stuart: (1) extensive knowledge of the current business environment in Asia; (2) business innovation; and (3) management of operations aimed at the adoption of global best practices; and (II) Russell Reynolds (1) risk and safety management in industries with a risk profile compatible with Vale’s; (2) digital transformation in the B2B/processing industry; and (3) ESG, in its environmental and social aspects. In the second stage of mapping, the two firms were directed to switch the competencies addressed in the first stage. The Committee recommended that, during this mapping work, the firms should also seek to increase the geographical, gender and race diversity, and give priority to experience in management, preferably as CEO. In total, the firms submitted 70 potential candidates to the Committee, for consideration. The Committee, then, asked the firms to figure out whether the potential candidates would be interested in the position, initially not disclosing any information related to Vale or to the Committee. After the candidates confirmed initial interest, the Committee decided which ones would be interviewed, always focusing the interviews on those candidates who, if approved, would effectively have good chances of being in the final list.

49 Version of March 9, 2021 During the selection and interview process, the members of the Committee faced two fundamental issues, in attracting candidates with the high standard required to Vale’s Board, especially from non-Brazilians: • some candidates, especially those having an exceptional profile, declined due to the high time dedication demanded from Board members, both on the Board itself and on its committees. By any measure, the demand at Vale is much higher than the usual standard in Brazilian and especially foreign companies. Of course, there are conjunctural reasons for this, but this is an issue which, in the Committee’s view, the Board must deal with, quickly, and adopt a routine more aligned with international standards;8 and • the remuneration package paid to Vale’s board members. This is a much easier issue to resolve, already being addressed by the company. g. Proposed List of Members for the Next Term The list of directors, nominated by the NC, to compose Vale’s Board of Directors for the 2021–2023 term, was prepared according to the rationale set out in this report, and contains 12 members: 8 independent members and 4 non-independent members, as follows:9 Independent Members: • Clinton Dines10 • Elaine Dorward-King • José Luciano Penido • Maria Fernanda Teixeira • Murilo Passos • Ollie Oliveira 8 In many interviews, candidates mentioned that global companies usually have up to 6 annual meetings, each lasting two days, with the first day used for committee meetings. 9 The 13th member of the Board of Directors is chosen in a separate election by the Company’s employees. 10Mr. Clinton Dines will take office as an independent member of Vale’s Board of Directors on August 1, 2021, after resigning from the current position of director at Zanaga Iron Ore Company, resolving a situation of potential conflict of interest.

50 Version of March 9, 2021 • Roger Downey • Sandra Guerra Non-Independent Members: • Eduardo Rodrigues Filho • Fernando Buso Gomes • José Mauricio Coelho • Ken Yasuhara The main competencies and experiences of each nominee, as well as their correlation with the competencies in the CM, are found in APPENDIX V to this report. h. Proposal for Chair of the Board Initially, the NC intended to nominate Mr. Fernando Jorge Buso Gomes for BOD and Mr. José Luciano Duarte Penido for Vice-Chair. For the reasons set out in section IV(d)(i) above, however, it is not possible for the NC to put forward a candidate for COB who has ties to reference shareholders and who is a member of the current Board. The NC’s final proposal is therefore to invert its nominations, as explained below. The CN proposes that the nomination of independent director, Mr. José Luciano Duarte Penido, be submitted to the Board of Directors, and then to the Annual Shareholders’ Meeting, for election as the next Chair of Vale’s Board of Directors. Mr. Duarte Penido has the characteristics needed for the position, as described earlier in this Report, in addition to the following attributes, which make him, in the opinion of the NC, the best candidate for the position: • He was the CEO of large, complex companies for more than 15 years; • He was the Chair of the Board of Directors of a large, complex company for 10 years; • He took office as a member of Vale’s Board in May 2019, soon after the break of the Córrego do Feijão Dam in Brumadinho, and has had a significant role in the management of the crises experienced by Vale since then;

51 Version of March 9, 2021 • He is Coordinator of the Sustainability Committee and Member of the Operational Excellence and Risk Committee, actively leading and/or participating in discussions to redefine Vale´s ESG strategy and commitments and its risk management processes; • He has outstanding knowledge of matters that are critical to Vale, such as Mining, Institutional Relations, Risk Management and Sustainability, and holds the respect and trust of directors, executives and external stakeholders, based on the history of contributions, built over the course of his career and during his service on Vale’s Board. i. Proposal for Vice-Chair of the Board The NC recommends that the nomination of Mr. Fernando Jorge Buso Gomes be submitted to the Board of Directors, and then to the Annual Shareholders’ Meeting, for election as the next Vice-Chair of Vale’s Board of Directors. In addition to meeting the competencies in the CM and having the required characteristics for the position, as described above, Mr. Buso Gomes has the following attributes, which make him, in the opinion of the NC, the best candidate for the position: • He has served longest on Vale’s Board, since 2015; • As a result, he has experience in the management of the latest crises experienced by Vale, especially Brumadinho; • He is the CEO of a holding company (Bradespar) that is one of Vale’s shareholders, which ensures the focus and time needed for the position; • By holding both the CEO and IR positions at Bradespar since 2015, he has had a continuous relationship with the same sell side analysts, and investors who have a direct stake in Vale; • since 2015, he has acquired significant experience in the following Committees: People and Governance, Finance, and Sustainability. He is the current Coordinator of the first 2, and coordinated the Sustainability Committee from 2017 to 2019; • until 2017 he was a member of Vale’s Strategic Committee (now extinct); • he has an excellent relationship with the other Directors and Executives, as reflected in the assessment notes.

52 Version of March 9, 2021 VI. ADDITIONAL RECOMMENDATIONS FROM THE COMMITTEE a. Number and duration of Board meetings As pointed out earlier, a great difficulty in attracting candidates with excellent credentials to the Board, especially non-Brazilians, was the enormous demands in terms of the time, required due to the number of meetings of the BOD and its committees, and the length of the meetings. In fact, the comparison with international or domestic benchmarks reveals that Vale makes a much higher demand in terms of time than its counterparts or companies of the same size and complexity. On the other hand, it is true that events in the recent past, especially Mariana and Brumadinho, have made demands on the BOD far above normal, and there can be no doubt that this dedication was fundamental in dealing with the consequences of those disasters and keeping the company within reasonable working standards. The Committee suggests that the BOD streamline its calendar of meetings to bring it closer to the standards mentioned above. Whenever necessary, in the face of extraordinary circumstances, equally extraordinary meetings can always be called. b. Committees – Quantity, Composition, and Leadership In view of the results presented in this report, the Committee considers it essential to improve the rules for the People and Governance Committee, so that it is coordinated by an independent board member, and formed by a majority of independent members. In the upcoming term, since it is a transitional mandate, there may not be a majority of independent members. In the same way, to ensure the proper communication and monitoring of the work of the Company’s permanent committees, it is recommended that each committee be led

53 Version of March 9, 2021 (i.e. coordinated) by a member of Vale’s Board of Directors, preferably an independent member. Additionally, in view of comments to the effect that the current committees demand excessive amounts of time from the members of the Board, the Committee believes it would be prudent, for the future, to review the current structure and composition of the advisory committees of Vale’s Board. Finally, in the light of the suggestion made in the preceding paragraph, the CN believes that it is advisable, in view of the significance of these matters, at this point in Vale’s history and for its future, that the Innovation and Sustainability Committee be split into two, creating one committee for each matter. The CN believes that this division, coupled with an appropriate allocation of Board members to the committees, will not increase the total time spent by the board members on these matters, and will allow a greater focus on each of them. c. Significant Issues in the Relationship between the Board and Executive Management On various occasions, during interviews with both members of the Executive Management and of the Board of Directors, opinions were expressed that, not only are members of management devoting excessive time to the demands arising from the Board and its committees, but that the dividing line between the Executive Management’s work and the work of the Board of Directors is being crossed, due to a failure by members of the Board to comply with the golden rule “noses in, fingers out”. Without any judgment, as to whether this is true or not, the Committee suggests that the Board discuss and reflect on this issue, given that the dedication of excessive time to the Board, may steer management away from important matters under their responsibility. In addition, potential interference, by the Board or its members, in matters within the purview of the executive management, has undesirable effects, including reduced accountability and commitment by the executive management.

54 Version of March 9, 2021 It is clear that a reduction in the number of meetings of the Board and its committees, as advocated in item (a) above, will in itself make a contribution to reducing the time members of management spend on the demands of the Board. d. Onboarding programs for new directors The COVID-19 pandemic presents various challenges to the way society and the economy functioned pre-pandemic. This fact highlights the need for an excellent onboarding program for new directors, who will be elected for the 2021/23 term. Programs of this type are necessary under any circumstances but, carrying out such a program in the middle of the pandemic, is even more necessary and challenging. e. Suggestions on Governance Improvements for Future Consideration The creation of the Nominating Committee, authors of this report, unquestionably represents a major advance in Vale’s governance, and as far as we know, it has features that are unprecedented in the Brazilian business world, especially the Committee’s complete independence, even in relation to the Board itself. This independence is ensured by the fact that the majority of its members must be independent and cannot be members of the Board itself, and at the suggestion of the independent members themselves, they cannot be included in the list of candidates for the upcoming term of office. As mentioned, it was a huge advance. However, in the numerous interviews conducted, the Committee obtained information on even more advanced characteristics, in the nominating committees of international companies, especially in Europe. According to the information received, these characteristics provide greater accountability and greater commitment of directors to shareholders. These characteristics include: a) Appointment of the members of the nominating committee, all of whom are independent, by the main shareholders of the company. The members do not receive remuneration from the company, but nothing prevents the shareholder. that appointed the member. from paying remuneration. Naturally, at this point in Vale’s history, with the end of the shareholders’ agreement and the control

55 Version of March 9, 2021 group, the Committee believes that it would not be appropriate to propose immediate implementation of such a change, due to the risk of counterproductive interpretations of Vale’s transformation into a “full corporation”. b) Establish Committee reporting line to shareholders, so as the Committee’s results are submitted directly to the shareholders’ meeting, not depending on approval from the Board members in office. These are, certainly, advanced practices, that may generate controversy. Thus, the Committee mentions them here, as a contribution to the healthy debate over ongoing improvement in the governance of Brazilian companies. VII. ACKNOWLEDGEMENTS The NC expresses its deep gratitude to all the people and institutions listed below, who, when called upon, did not hesitate to accept the invitation to our interviews. Without their participation, the Committee would not be able to successfully carry out its work. The conclusions described in this report reflect the independent judgment of the members of the Committee, and therefore do not represent the opinion of the Board of Directors, other bodies within the Company’s Management, or any of the persons or institutions interviewed. Members of the Board of Directors: José Maurício Pereira Coelho, Murilo Cesar Lemos dos Santos Passos, Marcel Juviniano Barros, Roger Allan Downey, Fernando Jorge Buso Gomes, Lucio Azevedo, Eduardo de Oliveira Rodrigues Filho, Oscar Augusto de Camargo Filho, Toshiya Asahi, José Luciano Duarte Penido, Isabella Saboya, Sandra Guerra, and Marcelo Gasparino da Silva. Members of the Executive Management: Eduardo Bartolomeo (Chief Executive Officer), Luciano Siani Pires (Chief Financial and Investor Relations Officer), Carlos Medeiros (HSE, Operational Excellence and Risks Executive Officer), Marina Quental

56 Version of March 9, 2021 (People Officer), Alexandre D’Ambrosio (General Counsel) and Marcelo Spinelli (Ferrous Materials Executive Officer) Other executives heard: Denis Cuenca (Compliance Officer); Luiz Gustavo Gouvea (Corporate Governance Executive Manager) and Claudio Alves (Strategy Officer at the time). Investors, Proxy Advisors and Specialists heard: Aberdeen Standard Investments; APG Asset Management; Blackrock Inc; BNDESPar; Bradespar; BTG Pactual; Capital Research Global Investors; Dynamo; Capital International Investors; Cevian Capital; Genial Investimentos; Glass Lewis; Hermes Investment Management; ISS Corporate Solutions; Itau Asset Management; JGP; Litel; Mitsui; Opportunity; Squadra Investimentos; Vanguard Group; Vinci Partners. Rio de Janeiro, March 10th, 2021 Pedro Pullen Parente External and Independent Member, Coordinator Alexandre Gonçalves Silva External and Independent Member José Maurício Pereira Coelho Member and Chair of the Board of Directors of Vale S.A.

APPENDIX I

Committee Work Plan for 2020 and 2021

Item	Agenda	Entity	Person in charge:	Focal Point	No. of meetings	2020					2021			
						Aug	Sept	Oct	Nov	Dec	Jan	Feb	Mar	Apr
Nominating Committee's Bylaws	Governance	NC	Corporate Secretary and Governance Department (SGC)	Luiz Gustavo Gouvêa	1 to 2	X								
Nominating Committee's Work Plan	Governance	NC	SGC	Luiz Gustavo Gouvêa	1 to 2	X								
Management Appointment Policy	Governance	NC	SGC	Luiz Gustavo Gouvêa	1 to 2	X								
Annual Evaluation of Governance Bodies and Agents	Recurring	NC	SGC	Luiz Gustavo Gouvêa	2 to 3	X	X	X						
Critical Competencies of the Board of Directors	Recurring	NC	NC	Pedro Parente	1 to 2				X					
Structure, Size and Composition of the Board of Directors	Recurring	NC	NC	Pedro Parente	1 to 2				X					
Desirable Profiles for Members of the Board of Directors	Recurring	NC	NC	Pedro Parente	1 to 2					X				
List of Candidates for Members of the Board of Directors	Recurring	NC	NC	Pedro Parente	2 to 3						X	X		
Succession Plan of the Board of Directors	Recurring	NC	NC	Pedro Parente	1 to 2								X	
Annual Shareholders' Meeting	Recurring	NC	NC	Pedro Parente	1 to 2									X

57

58 Version of March 9, 2021 APPENDIX II Competency Matrix for Vale’s Board of Directors Management experience Industry experience Functional experience Significant executive experience as a CEO Previous successful experience as a CEO in large organizations for an extensive period of time Risk & Security Management in industries with a risk profile compatible with Vale’s; Significant experience in and knowledge of risk and security management in organizations with a risk profile compatible with Vale’s Sustainability & ESG Significant experience in and knowledge of both socio- environmental and governance areas, including compliance, preferably in the natural resources industry. Experience in community relations required. Mining Significant experience in and knowledge of the mining industry, preferably in the iron ore business; Operations Management focused on adopting global best practices Significant experience in and knowledge of operational excellence, preferably in capital-intensive industries; Finance & Portfolio with a focus on value and performance accountability Significant experience in and knowledge of corporate finance and asset management in large companies Extensive knowledge of the current business environment in Asia Significant experience in and knowledge of Asia’s current business environment, preferably in Vale’s area of operation and based in China; Business innovation Significant experience in and knowledge of areas of innovation in Vale’s business, throughout its value chain and related areas Knowledge of Vale, current and historical context Significant experience in and knowledge of Vale’s history, current context and challenges experienced by the company Talents & Cultural Transformation Significant experience in and knowledge related to cultural transformation in large organizations, with experience in talent management, including compensation and alignment of interests between management and stakeholders; Extensive knowledge of institutional relations, government and regulators Significant experience in and knowledge of working with Government and Regulators Digital transformation in B2B/processing industry Significant experience in and knowledge of major digital transformation projects in large companies. Global chain logistics Significant experience in and knowledge of management and optimization of logistics chains, preferably long- distance chains. Source: Competency Matrix approved at Vale’s Board of Directors meeting held on November 12, 2020; This Matrix used as initial input a BCG Analysis Steel Industry Significant experience in and knowledge of both the steelmaking and metallurgical industries and their value- creating drivers; and Commercial and Trading Understanding of the competitive environment, current and developing businesses, and industry trends

59 Version of March 9, 2021 APPENDIX III Benchmarking of competencies for the Board of Directors Copyright © 2020 by Boston Consulting Group. All rights reserved

60 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved Analysis of competitor’s competencies matrix and percentage of directors presenting each competency (I/III) Competencies matrix

61 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved Analysis of competitor’s competencies matrix and percentage of directors presenting each competency (II/III) Competencies matrix

62 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved Analysis of competitor’s competencies matrix and percentage of directors presenting each competency (III/III) Competencies matrix

63 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved

64 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved

65 Version of March 9, 2021 Copyright © 2020 by Boston Consulting Group. All rights reserved

66 Version of March 9, 2021 APPENDIX IV Correlation between competencies mapped in the Competency Matrix with the main risk groups to which Vale is subject

67 Version of March 9, 2021 APPENDIX V Main Competencies of the appointed directors and correlation with the Competency Matrix

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79 Version of March 9, 2021

80 Main Competencies of Nominees to the Board and correlation with the Competency Matrix MAIN QUALIFICATIONS AND EXPERIENCE 1. CLINTON DINES 2. ELAINE DORWARD - KING 3. JOSÉ LUCIANO PENIDO 4. MARIA FERNANDA TEIXEIRA 5. MURILO PASSOS 6. OLLIE OLIVEIRA 7. ROGER DOWNEY 8. SANDRA GUERRA 9. EDUARDO RODRIGUES 10. FERNANDO BUSO 11. JOSÉ MAURÍCIO COELHO 12. KEN YASUHARA 13. TO BE APPOIN T ED BY THE EMPLOYEES ADMINISTRATIVE COMPETENCIES EXPERIENCE AS A CEO ✓ ✓✓ ✓ ✓✓ ✓✓ ✓ ✓✓ KNOWLEDGE OF BUSINESS IN ASIA ✓✓ ✓ ✓ ✓ ✓ ✓ INSTITUTIONAL RELATIONS ✓✓ ✓ ✓✓ ✓ ✓ ✓ ✓ ✓✓ KNOWLEDGE OF VALE, ✓✓ ✓ ✓✓ ✓ ✓✓ ✓✓ ✓ ✓✓ FUNCTIONAL SKILLS RISK AND SECURITY MANAGEMENT ✓✓ ✓ ✓ ✓ OPERATIONS MANAGEMENT ✓ ✓✓ ✓✓ ✓ ✓ ✓ TALENTS & CULTURAL TRANSFORMATION ✓✓ ✓ ✓ ✓ ✓✓ ✓ BUSINESS INNOVATION ✓ ✓ ✓ ✓ ✓ ✓ SUSTAINABILITY & ESG ✓✓ ✓✓ ✓✓ ✓ ✓✓ ✓ ✓ FINANCE ✓ ✓ ✓✓ ✓✓ ✓✓ ✓ ✓✓ ✓✓ ✓ DIGITAL TRANSFORMATION ✓✓ COMMERCIAL AND TRADING ✓✓ ✓ ✓ ✓✓ ✓✓ ✓✓ ✓✓ Notable knowledge/experience ✓ Solid knowledge/experience

81 Version of March 9, 2021 MAIN QUALIFICATIONS AND EXPERIENCE 1. CLINTON DINES 2. ELAINE DORWARD - KING 3. JOSÉ LUCIANO PENIDO 4. MARIA FERNANDA TEIXEIRA 5. MURILO PASSOS 6. OLLIE OLIVEIRA 7. ROGER DOWNEY 8. SANDRA GUERRA 9. EDUARDO RODRIGUES 10. FERNANDO BUSO 11. JOSÉ MAURÍCIO COELHO 12. KEN YASUHARA 13. TO BE APPOIN T ED BY THE EMPLOYEES INDUSTRY SKILLS MINING ✓✓ ✓✓ ✓✓ ✓ ✓✓ ✓✓ ✓✓ ✓ STEEL INDUSTRY ✓ ✓ ✓ ✓ GLOBAL LOGISTICS CHAINS ✓ ✓ ✓ ✓✓ Notable knowledge/experience ✓ Solid knowledge/experience

1 EXHIBIT II (English below) VALE – RCA DE 10/03/2021 - MANIFESTAÇÃO E VOTO DO CONSELHEIRO MARCELO GASPARINO Item 1.2 – CN - Lista de Candidatos; Propostas para a Presidência de Vice – Presidência do CA Senhor Presidente do Conselho de Administração, Cumprimentando-o cordialmente, assim como os colegas da atual composição e os membros do Comitê de Nomeação venho apresentar minha manifestação e voto em relação a lista de candidatos submetida a esse colegiado: Cumpre a este conselheiro avaliar a aderência do trabalho realizado ao melhor interesse da Companhia e as práticas de mercado internacionais, eis que essa foi uma das principais encomendas do Conselho de Administração da Vale. Neste sentido entendo que a Lista de 12 candidatos não atende a alguns requisitos do novo estatuto social da Companhia, que deve ser aprovado na assembleia geral extraordinária (“AGE”) de 12/03/21, a saber: 1º Independência – entendo que, a despeito das formalidades, a lista não traz sete candidatos materialmente independentes (nota de rodapé 2). Adicionalmente, não me parece conveniente recorrer ao arremedo de solicitar à assembleia adiar a posse de um conselheiro para que ele possa se tornar independente. Será que o comitê não conseguiu identificar conselheiros efetivamente independentes para sua indicação? 2º Disponibilidade de tempo/exercício simultâneo como Chair ou conselheiro – entendo que a lista desconsidera o pressuposto no Inciso I do § 10 do Art. 11 do novo estatuto social da Companhia (nota de rodapé 3). 3º Inexistência de candidatos com perfil de especialista financeiro, nos termos da Seção 407 da Lei Sarbanes Oxley, notadamente com experiência em Comitês de Auditoria, para assumir a relevante função de Coordenador do Comitê de Auditoria, conforme previsto na SOX1. Neste sentido meu voto é contrário a aprovação da lista e consequente proposta aos acionistas em assembleia geral ordinária (“AGO”). A mudança da divulgação da lista de 15 para 5 dias (inciso I, § 10, Art. 11) antes da convocação da assembleia evidencia-se como mais um ponto limitou o CA ao necessário tempo para debater sobre a lista. Faço aqui recomendação para uma nova avaliação do Comitê de Nomeação, que se tornou permanente, sobre as principais qualificações e experiências para seleção dos indicados, especialmente em relação ao que disporá o novo Estatuto Social da Companhia, trazendo inclusive as recomendações do Código das Melhores Práticas de Governança Corporativa – 5ª Edição do IBGC23: Solicito que o presente voto seja anexado a versão pública da ata. Atenciosamente, 1 The “audit committee financial expert” must be disclosed The SEC has approved rules pursuant to SOA Section 407 requiring public companies to annually disclose whether they have ate least one “financial expert”on their audit committees, and if so, the name of the expert and whether he or she is independent of management. The final rules define an “audit committee financial expert” to mean a person who understands GAAP and financial reporting, is able to assess the handling for accounting estimates, and reserves, has experience with financial reporting and internal accounting controls, and understands audit committee funcions. Directors who have experience in preparing or auditing public company financial statements – as well as those who were actively engaged in supervising these activities – quality for this role. 2 “2.3 Independência dos conselheiros - FUNDAMENTO Todos os conselheiros, uma vez eleitos, têm responsabilidade para com a organização, independentemente do sócio, grupo acionário, administrador ou parte interessada que o tenha indicado para o cargo. Os conselheiros devem atuar de forma técnica, com isenção emocional, financeira e sem a influência de quaisquer relacionamentos pessoais ou profissionais. Os conselheiros devem criar e preservar valor para a organização como um todo, observados os aspectos legais e éticos envolvidos.” 3 “2.7 Disponibilidade de tempo - PRÁTICAS a) O conselheiro deve considerar os compromissos pessoais e profissionais em que já está envolvido e avaliar se poderá dedicar o tempo necessário a cada atividade. Deve informar à organização as demais atividades e cargos, conselhos e comitês que integra, especialmente cargos de presidência de conselho ou executivo de primeiro escalão em outra organização. Essa informação deve ser disponibilizada às partes interessadas, para que o conselho e a assembleia geral façam a mesma avaliação sobre sua disponibilidade de tempo.”

2 Marcelo Gasparino da Silva – Membro Independente do Conselho de Administração – marcelo@gaspa.com.br VALE - RCA OF 10/03/2021 - MANIFESTATION AND VOTE OF DIRECTOR MARCELO GASPARINO Item 1.2 - CN - List of Candidates; Proposals for the CA Vice-Presidency Mr. Chairman of the Board of Directors, I greet you cordially, as well as the colleagues of the current composition and the members of the Nominating Committee, I come to present my manifestation and vote in relation to the list of candidates submitted to this collegiate: This director is responsible for assessing the adherence of the work performed to the Company's best interest and international market practices, as this was one of the main orders of the Board of Directors of Vale. In this sense, I understand that the List of 12 candidates does not meet certain requirements of the new bylaws of the Company, that can be approved at the extraordinary general meeting (“EGM”) of 12/03/21, namely: 1st. Independence - I understand that, despite the formalities, the list does not include seven materially independent candidates (footnote 5). Additionally, it does not seem convenient to resort to the impetus to ask the meeting to postpone the investiture of a director so that he can become independent. Has the Nominating Committee been unable to identify effectively independent directors for its nomination? 2nd Availability of time / simultaneous exercise as Chair or board director - I understand that the list disregards the assumption in Item I of § 10 of Art. 11 of the new bylaws of the Company (footnote 6). 3rd No candidates with a financial specialist profile, under the terms of Section 407 of the Sarbanes Oxley Act, notably with experience in Audit Committees, to assume the relevant role of Audit Committee Coordinator, as provided for in SOX4. In this sense, my vote is against the approval of the list and the consequent proposal to the shareholders at the annual general meeting (“AGM”). The change in the disclosure of the list from 15 to 5 days (item I, § 10, Art. 11) before the meeting is convened shows how one more point limited the BoD to the necessary time to debate the list. I make a recommendation here for a new evaluation by the Nominating Committee, which has become permanent, on the main qualifications and experiences for the selection of nominees, especially in relation to the provisions of the new Bylaws of the Company, including the recommendations of the Code of Best Practices of Corporate Governance - 5th Edition of IBGC56: 4 The “audit committee financial expert” must be disclosed The SEC has approved rules pursuant to SOA Section 407 requiring public companies to annually disclose whether they have ate least one “financial expert”on their audit committees, and if so, the name of the expert and whether he or she is independent of management. The final rules define an “audit committee financial expert” to mean a person who understands GAAP and financial reporting, is able to assess the handling for accounting estimates, and reserves, has experience with financial reporting and internal accounting controls, and understands audit committee funcions. Directors who have experience in preparing or auditing public company financial statements – as well as those who were actively engaged in supervising these activities – quality for this role. 5 "2.3 Independence of directors - BACKGROUND All directors, once elected, have responsibility to the organization, regardless of the partner, shareholder group, administrator or interested party who has appointed him to the position. The directors must act in a technical manner, with emotional, financial freedom and without the influence of any personal or professional relationships. The directors must create and preserve value for the organization as a whole, observing the legal and ethical aspects involved.” 6 "2.7 Time availability - PRACTICES a) The director must consider the personal and professional commitments in which he is already involved and assess whether he can dedicate the necessary time to each activity. He must inform the organization of the other activities and positions, councils and committees that he integrates, especially positions of chairman of council or top executive in another organization. This information must be made available to interested parties, so that the board and the general meeting can make the same assessment of their time availability.”

3 I request that this vote be attached to the public version of the minutes. Sincerely, Marcelo Gasparino da Silva - Independent Member of the Board of Directors – marcelo@gaspa.com.br

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 10, 2021		Head of Investor Relations